H.B. Fuller Company	Correspondence to:
1200 Willow Lake Boulevard	P.O. Box 64683
St. Paul, Minnesota 55110-5101	St. Paul, MN 55164-0683
Phone 651-236-5900

April 5, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Terence O’Brien

Accounting Branch Chief

Re:	H.B. Fuller Company

Form 10-K for Fiscal Year Ended December 3, 2011

Response dated March 13, 2012

File No. 1-9225

Dear Mr. O’Brien:

This letter contains the responses of H.B. Fuller Company (the “Company” or “we”) to the comments regarding the reports referenced above contained in your letter to the Company dated March 22, 2012. We have addressed your comment letter by reproducing each comment below and providing our response immediately thereafter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Critical Accounting Policies and Significant Estimates, page 18

Goodwill, page 19

1.	We note the expanded critical accounting policy disclosure regarding your testing of goodwill for impairment that you provided in response to comment 2 in our letter dated February 28, 2012. Please include this expanded disclosure in your next Form 10-Q rather than your next Form 10-K. In this regard, we note that the aggregate amount of goodwill related to reporting units’ with fair values that are not substantially in excess of the carrying value is 5.6% of total equity and is 34% of income before income taxes and income from equity method investments for fiscal year 2011. As such, the expanded disclosures would provide investors with material information regarding material uncertainties related to goodwill as of December 3, 2011, that was not provided in your fiscal year 2011 Form 10-K.

In our Form 10-Q filing for the period ended March 3, 2012, we have included the expanded Goodwill disclosure in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading of Critical Accounting Estimates.

United States Securities and Exchange Commission

April 5, 2012

Financial Condition, Liquidity and Capital Resources, page 30

2.	We note your response to comment 5 in our letter dated February 28, 2012. Please confirm to us that you will provide the expanded disclosure that your current plans for your U.S. operations do not demonstrate a need to repatriate the foreign earnings in each of your future periodic reports (e.g., Forms 10-K and Forms 10-Q). In this regard, 88% of your cash and cash equivalents as of December 3, 2011, are held outside the U.S.

We confirm that in our Form 10-Q filing for the period ended March 3, 2012, we have expanded our disclosure under the heading Financial Condition, Liquidity and Capital Resources of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations to clarify that our current plans for our U.S. operations do not demonstrate a need to repatriate the foreign earnings as follows:

We believe that cash flows from operating activities will be adequate to meet our ongoing liquidity and capital expenditure needs. In addition, we believe we have the ability to obtain both short-term and long-term debt to meet our financing needs for the foreseeable future. Cash available in the United States has historically been sufficient to fund U.S. operations and U.S. capital spending and U.S. pension and other post retirement benefit contributions in addition to funding U.S. acquisitions, dividend payments, debt service and share repurchases as needed. For those international earnings considered to be reinvested indefinitely, we currently have no intention to, and plans do not indicate a need to, repatriate these funds for U.S. operations.

We confirm that we will provide similar expanded disclosure in each of our future periodic reports.

Property, Plant and Equipment, page 46

3.	We note the draft accounting policy you intend to include in future filings in response to comment 7 in our letter dated February 28, 2012. Please expand upon this disclosure to clarify what you mean by expenditures that improve the respective assets. It would appear that maintenance and repair costs that are expensed as incurred also improve the respective assets.

In future Form 10-K filings, in “Note 1: Nature of Business and Summary of Significant Accounting Policies—Property, Plant and Equipment”, we will expand our accounting policy disclosure to state that expenditures which add value or extend the life of the respective assets are capitalized while expenditures that are typical recurring maintenance and repair costs are expensed as incurred.

Earnings Per Share, page 47

4.	We note your response to comment 8 in our letter dated February 28, 2012. Specifically, we note that the restricted stock shares and restricted stock units have dividend equivalent rights equal to the cash dividend paid on common stock. Please tell us your consideration of the guidance in ASC 260-10-45-61A and 45-68B regarding the calculation of basic earnings per share.

United States Securities and Exchange Commission

April 5, 2012

The dividend equivalent rights for the restricted stock shares and the restricted stock units are forfeitable and therefore, ASC 260-10-45-61A and 45-68B are not applicable and the dividend equivalent rights are not included in the calculation of basic earnings per share.

Note 10: Pension and Postretirement Benefits, page 62

5.	We note the draft disclosure you intend to include in your next Form 10-K in response to comment 10 in our letter dated February 28, 2012. It is unclear how this draft disclosure is responsive to our comment, as the draft disclosures appear similar to the disclosures already provided in your fiscal year 2011 Form 10-K. As such, we continue to request that you expand upon this draft disclosure to provide “a narrative description of the basis used to determine the overall expected long-term rate-of-return-on-assets assumption, such as the general approach used, the extent to which the overall rate-of-return-on-assets assumption was based on historical returns, the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns, and how those adjustments were determined. The description should consider the major categories of assets...” Please provide us with the expanded disclosure you intend to include in future filings.

In future Form 10 K filings, in “Note 10: Pension and Postretirement Benefits”, we will modify our disclosure to provide a narrative description of the basis used to determine the overall expected long-term rate of return on assets assumption for our U.S. pension plans and for our non-U.S. pension plans. The disclosure we would have provided in our fiscal year 2011 Form 10-K is as follows:

The expected long-term rate of return on plan assets assumption for the U.S. pension plan was 8.00 percent in 2011. Our expected long-term rate of return on U.S. plan assets was based on our target asset allocation assumption of 60 percent equities and 40 percent fixed-income securities. Management, in conjunction with our external financial advisors, determines the expected long-term rate of return on plan assets by considering the expected future returns on current and planned asset allocations using information on long-term capital market projected assumptions for return and volatility by asset class. Included in our long-term rate of return assumptions are the impact of active asset management, the positive return from diversification of investments and expectations for inflation. Management uses actual historical return trends of the asset portfolio combined with market conditions to assess the reasonableness of the expected long-term rate of return on plan assets.

The expected long-term rate of return on plan assets assumption for non-U.S. pension plans was a weighted average of 6.18 percent in 2011. The expected long-term rate of return on plan assets assumption used in each non-U.S. plan is determined on a plan-by-plan basis for each local jurisdiction and is based on expected future returns for the investment mix of assets currently in the portfolio for that plan. Management, in conjunction with our external financial advisors, develops expected rates of return for each plan, considers expected long-term returns for each asset category in the plan, reviews expectations for inflation for each local jurisdiction, and estimates of the impact of active management of the plan’s assets. Management uses actual historical return trends of the asset portfolio combined with market conditions to assess the reasonableness of the expected rate of return for each plan.

United States Securities and Exchange Commission

April 5, 2012

Note 12: Commitments and Contingencies, page 70

6.	We note the draft disclosure you intend to include in your next periodic report in response to comment 12 in our letter dated February 28, 2012. Please further expand this disclosure to include the amount or range of reasonably possible loss in excess of accrual for the legal proceedings other than the asbestos-related litigation. In this regard, your current disclosures continue to indicate that it is reasonably possible that these loss contingencies could be material to your results of operations and cash flows. Please refer to ASC 450-20-50-4 for guidance. Please provide us with the expanded disclosures you intend to include in your next Form 10-Q.

We do not believe that individually or in the aggregate, it is reasonably possible that loss contingencies from environmental matters or other legal proceedings may have been incurred which could have a material adverse effect on our results of operations and cash flows. As such, we have removed the following bolded sentence for environmental matters and other legal proceedings from Note 10: Commitments and Contingencies disclosure in our Form 10-Q filing for the period ended March 3, 2012 because the sentence appears to indicate that there may have been a possible loss contingency.

However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

The disclosure included in our Form 10-Q filing for the period ended March 3, 2012 is as follows:

Note 10: Commitments and Contingencies

Environmental Matters. From time to time, we are identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and/or similar state laws that impose liability for costs relating to the clean up of contamination resulting from past spills, disposal or other release of hazardous substances. We are also subject to similar laws in some of the countries where current and former facilities are located. Our environmental, health and safety department monitors compliance with applicable laws on a global basis.

Currently we are involved in various environmental investigations, clean up activities and administrative proceedings and lawsuits. In particular, we are currently deemed a PRP in conjunction with numerous other parties, in a number of government enforcement actions associated with hazardous waste sites. As a PRP, we may be required to pay a share of the costs of investigation and clean up of these sites. In addition, we are engaged in environmental remediation and monitoring efforts at a number of current and former operating facilities, including remediation of environmental contamination at our Sorocaba, Brazil facility. Soil and water samples were collected on and around the Sorocaba facility, and test results indicated that certain contaminants, including carbon tetrachloride and other solvents, exist in the soil and in the groundwater at both the Sorocaba facility and some neighboring properties. We are continuing to work with Brazilian regulatory authorities to implement and operate a remediation system at the site. As of March 3, 2012, $1,123 was recorded as a liability for our best estimate of expected remediation expenses remaining for this site. Depending on the results of the testing of our current remediation actions, it is reasonably possible that we may be required to record additional liabilities related to remediation costs at the Sorocaba facility. Based on our analysis, the high end of our range for projected costs to remediate the Sorocaba site is $1,257.

United States Securities and Exchange Commission

April 5, 2012

From time to time, we become aware of compliance matters relating to, or receive notices from, federal, state or local entities regarding possible or alleged violations of environmental, health or safety laws and regulations. We review the circumstances of each individual site, considering the number of parties involved, the level of potential liability or contribution of us relative to the other parties, the nature and magnitude of the hazardous substances involved, the method and extent of remediation, the estimated legal and consulting expense with respect to each site and the time period over which any costs would likely be incurred. To the extent we can reasonably estimate the amount of our probable liabilities for environmental matters, we establish a financial provision. As of March 3, 2012, we had reserved $2,105, which represents our best estimate of probable liabilities with respect to environmental matters, inclusive of the accrual related to the Sorocaba facility as described above. It is reasonably possible that we may have additional liabilities related to environmental matters. The high end of our range for projected costs to remediate all known environmental matters is $2,700. However, the full extent of our future liability for environmental matters is difficult to predict because of uncertainty as to the cost of investigation and clean up of the sites, our responsibility for such hazardous substances and the number of and financial condition of other potentially responsible parties.

While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we do not believe that these matters, individually or in aggregate, will have a material adverse effect on our long-term financial condition.

Other Legal Proceedings. From time to time and in the ordinary course of business, we are a party to, or a target of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, contract, patent and intellectual property, health and safety and employment matters. While we are unable to predict the outcome of these matters, we do not believe, based upon currently available information, that the ultimate resolution of any pending matter, individually or in aggregate, including the asbestos litigation described in the following paragraphs, will have a material adverse effect on our long-term financial condition.

We have been named as a defendant in lawsuits in which plaintiffs have alleged injury due to products containing asbestos manufactured more than 25 years ago. The plaintiffs generally bring these lawsuits against multiple defendants and seek damages (both actual and punitive) in very large amounts. In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable injuries or that the injuries suffered were the result of exposure to products manufactured by us. We are typically dismissed as a defendant in such cases without payment. If the plaintiff presents evidence indicating that compensable injury occurred as a result of exposure to our products, the case is generally settled for an amount that reflects the seriousness of the injury, the length, intensity and character of exposure to products containing asbestos, the number and solvency of other defendants in the case, and the jurisdiction in which the case has been brought.

United States Securities and Exchange Commission

April 5, 2012

A significant portion of the defense costs and settlements in asbestos-related litigation continues to be paid by third parties, including indemnification pursuant to the provisions of a 1976 agreement under which we acquired a business from a third party. Historically, this third party routinely defended all cases tendered to it and paid settlement amounts resulting from those cases. In the 1990s, the third party sporadically reserved its rights, but continued to defend and settle all asbestos-related claims tendered to it by us. In 2002, the third party rejected the tender of certain cases and indicated it would seek contributions for past defense costs, settlements and judgments. However, this third party is defending and paying settlement amounts, under a reservation of rights, in most of the asbestos cases tendered to the third party. As discussed below, during the fourth quarter of 2007, we and a group of other defendants, including the third party obligated to indemnify us against certain asbestos-related claims, entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims.

In addition to the indemnification arrangements with third parties, we have insurance policies that generally provide coverage for asbestos liabilities (including defense costs). Historically, insurers have paid a significant portion of our defense costs and settlements in asbestos-related litigation. However, certain of our insurers are insolvent. We have entered into cost-sharing agreements with our insurers that provide for the allocation of defense costs and, in some cases, settlements and judgments, in asbestos-related lawsuits. Under these agreements, we are required in some cases to fund a share of settlements and judgments allocable to years in which the responsible insurer is insolvent. In addition, to delineate our rights under certain insurance policies, in October 2009, we commenced a declaratory judgment action against one of our insurers in the United States District Court for the District of Minnesota. Additional insurers have been brought into the action to address issues related to the scope of their coverage.

As referenced above, during the fourth quarter of 2007, we and a group of other defendants entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims over a period of years. In total, we had expected to contribute up to $4,114, based on a present value calculation, towards the settlement amounts to be paid to the claimants in exchange for full releases of claims. Of this amount, our insurers had committed to pay $2,043 based on the probable liability of $4,114. Our contributions toward settlements from the time of the agreement through the end of fiscal year 2011 were $2,224 with insurers paying $1,243 of that amount. Based on this experience we reduced our reserves in the fourth quarter of 2011 to an undiscounted amount of $250 with insurers expected to pay $159. There were no contributions or insurance payments during the first three months of 2012, therefore our reserves for this agreement and our insurance receivable remained unchanged from year-end. These amounts represent our best estimate for the settlement amounts yet to be paid related to this agreement. Our reserve is recorded on an undiscounted basis.

In addition to the group settlement referenced above, a summary of the number of and settlement amounts for asbestos-related lawsuits and claims is as follows:

($ in thousands)	13 Weeks Ended March 3, 2012	13 Weeks Ended February 26, 2011
Lawsuits and claims settled	2	2
Settlement amounts	$89	$180
Insurance payments received or expected to be received	$40	$137

United States Securities and Exchange Commission

April 5, 2012

We do not believe that it would be meaningful to disclose the aggregate number of asbestos-related lawsuits filed against us because relatively few of these lawsuits are known to involve exposure to asbestos-containing products that we manufactured. Rather, we believe it is more meaningful to disclose the number of lawsuits that are settled and result in a payment to the plaintiff.

To the extent we can reasonably estimate the amount of our probable liabilities for pending asbestos-related claims, we establish a financial provision and a corresponding receivable for insurance recoveries. As of March 3, 2012, our probable liabilities and insurance recoveries related to asbestos claims were $746 and $586, respectively. We have concluded that it is not possible to reasonably estimate the cost of disposing of other asbestos-related claims (including claims that might be filed in the future) due to our inability to project future events. Future variables include the number of claims filed or dismissed, proof of exposure to our products, seriousness of the alleged injury, the number and solvency of other defendants in each case, the jurisdiction in which the case is brought, the cost of disposing of such claims, the uncertainty of asbestos litigation, insurance coverage and indemnification agreement issues, and the continuing solvency of certain insurance companies.

Based on currently available information, we do not believe that asbestos-related litigation, individually or in aggregate, will have a material adverse effect on our long-term financial condition.

Note 13: Fair Value Measurements, page 72

7.	As previously requested in comment 14 in our letter dated February 28, 2012, please provide all of the disclosures required by ASC 820-10-50-5 for fair value measurements on a nonrecurring basis for all periods presented in future filings beginning with your next Form 10-Q. In this regard, Notes 5 and 6 in your fiscal year 2011 Form 10-K do not include:

•	The carrying value per asset classification prior to the impairment charge

•	The fair value per asset classification (or implied fair value in the case of a goodwill impairment charge) used to calculate the impairment charge

•	The level within the fair value hierarchy in which the fair value measurements in their entirety fall; and

•

The inputs and valuation technique(s) used to measure fair value and a discussion of changes, if any, in the valuation technique(s) and related inputs used to measure similar assets and/or liabilities in prior periods.

Please provide us with the expanded disclosures you intend to include in your next Form 10-Q.

In our Form 10-Q filing for the period ended March 3, 2012, we have included the following disclosure in our Fair Value Measurements footnote in our Notes to Condensed Consolidated Financial Statements relating to fair value measurements on a nonrecurring basis:

United States Securities and Exchange Commission

April 5, 2012

We measure certain assets at fair value on a nonrecurring basis. These assets include assets acquired and liabilities assumed in an acquisition and intangible assets that are written down to fair value when they are held for sale or determined to be impaired. During the three months ended March 3, 2012, we did not have any assets or liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. During the three months ended February 26, 2011, we discontinued production of the polymers used in certain resin products that had been produced in our EIMEA operating segment. As a result, we performed an impairment test on the non-amortizable trademarks and trade names used in resin products. In accordance with accounting standards, we calculated the fair value using a discounted cash flow approach. As a result of this analysis, we recorded an impairment charge of $332 related to the impairment of non-amortizable trademarks and trade names used in the abandoned resin products.

We will include similar expanded disclosure in each of our future periodic reports.

We did not include in our disclosure the carrying value of the asset prior to the charge ($531), the fair value used to calculate the impairment charge ($199) or the fair value hierarchy of the asset classification (Level 3) because we considered these items to be immaterial to disclosure.

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If you have any questions or require any additional information, please call me at (651) 236-5710 or Tim Keenan, Vice President and General Counsel, at (651) 236-5867.

Very truly yours,

James R. Giertz

Senior Vice President and Chief Financial Officer

cc:	Tracey Smith & Al Pavot, Securities and Exchange Commission

Mr. Thomas Lydon, KPMG LLP

Mr. James J. Owens, President and Chief Executive Officer

Mr. Timothy J. Keenan, Vice Pres., General Counsel and Corp. Secretary

Mr. James C. McCreary, Jr., Vice Pres., Corp. Controller